Exhibit 99.65

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1

2.	Date of Material Change

July 14, 2011.

3.	Press Release

The Press Release dated July 14, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced results of the ongoing drill program at its San Francisco Gold Mine located in Sonora, Mexico.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

July 14, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 1900 - 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003
July 14, 2011	TSX: TMM
NEWS RELEASE

Timmins Gold intersects Gold below the Open Pit
and along strike at San Francisco Gold Project

Intersects 11.93 grams per tonne gold over 4.57 metres

Timmins Gold Corp. (TMM, TSX) is pleased to announce that its ongoing drill program continues to extend, expand and deepen the mineralization at the San Francisco Gold Mine, located in the State of Sonora, Mexico.

During the four months from March to the end of June, 2011, the Company completed 38,623 metres of reverse circulation drilling in 268 holes and 10,015 metres of core drilling in 26 holes. The ongoing drill program is focused around the existing pit in a zone 2 kilometres E-W by 1 km N-S, and also beneath the presently planned pit depth of 240 metres. Drilling has also started around the La Chicharra pit 2 kilometres to the west of the San Francisco pit. Significant gold values have been intersected in all directions around the San Francisco pit including beneath the planned San Francisco pit bottom.

As a result of the success of the ongoing program the Company has expanded the drill program and has on site 6 reverse circulation drill rigs and 3 core drill rigs, one of which is capable of drilling to depths of 1,000 metres. The Company has engaged independent consulting firm Micon International Inc. of Toronto to provide an updated NI 43-101 Reserve and Resource Estimate which will incorporate assay results obtained from over 85,000 metres of drilling conducted from June 30, 2010 to July 15, 2011.

Significant mineral intercepts from the program around the San Francisco pit are as follows: 4.57 metres of 11.932 gpt gold and 39.62 metres of 1.613 gpt gold in Hole TF-1280, 6.09 metres of 4.27 gpt gold in hole TF-1099; 10.67 metres of 1.62 gpt gold and 6.09 metres of 1.43 gpt gold, both in hole TF-1100; 7.62 metres of 1.52 gpt gold in hole TF-1117; 6.10 metres of 2.28 gpt gold in hole TF-1119. Hole TF-1168 had multiple mineral intercepts including 6.10 metres of 1.65 gpt gold, 7.62 metres of 1.43 gpt gold and 4.57 metres of 8.31 gpt gold including an interval of 1.53 metres of 24.63 gpt gold. Hole TF-1196 intercepted three mineralized zones including, 4.57 metres of 3.25 gpt gold. Hole TF-1234 intersected

6.09 metres of 3.41 gpt gold and 6.10 metres of 1.082 gpt gold. Hole TF-1240 intersected multiple zones including 12.19 metres of 2.0 gpt gold, 3.05 metres of 8.294 gpt gold, 3.05 metres of 1.12 gpt gold and 7.62 metres of 1.40 gpt gold.

The drill program has included exploring below the currently planned pit bottom of 240 metres using reverse circulation drilling and core drilling for holes deeper than 250 metres. The returned assays indicate the mineralization is extending in parallel mineral bodies up to 40 metres in width below the currently planned pit bottom and has shown mineralized zones at depths of 100 metres below the currently planned pit bottom.

Results from deep core drilling underneath the planned pit bottom were very encouraging. The previously stated Hole TF-1280 intersected 4.57 metres of 11.932 gpt gold and 39.62 metres of 1.613 gpt gold. Hole TFD-90 intersected 4.50 metres of 2.219 gpt gold at a depth of 385 metres and Hole TFD-80 intersected 1.50 metres of 3.097 gpt gold at a depth of 421.50 metres. Directly underneath the planned pit bottom hole TF-1246 intersected 12.19 metres of 1.031 gpt gold and hole TF-1279 intersected several intervals including 4.57 metres of 1.036 gpt gold, 4.57 metres of 1.89 gpt gold and 6.09 metres of 2.48 gpt gold.

The current exploration below the planned pit bottom supports the theory from the Company’s geological team, that the mineralized system may extend to greater depths. This is consistent in “Mesothermal” systems, which have significant depth extent, and have the potential to yield high grade feeder systems at depth.

Core drilling continuing along strike in a zone 600 metres to the east of the pit returned values as high as 25.5 metres of 1.908 gpt gold in hole TFD-71. Results of holes in this new zone are confirming the continuity of the gold mineralization at least 600 metres to the East of the current pit limit. The Company has extended the core drill program in order to cover the next 400 metres to the east to determine whether the mineralization extends at least 1 kilometer to the east of the SF pit.

The table below highlights the better intercepts from the last four months of drilling:

Reverse Circulation Drilling

Drill Hole Number	From (m)	To (m)	True Width (m)	Au (g/t)
TF-1092	1.52	9.14	7.62	1.602
Includes	1.52	3.05	1.53	5.257
Includes	7.62	9.14	1.52	2.455
TF-1099	105.16	111.25	6.09	4.270
Includes	108.20	109.73	1.53	5.820
Includes	109.73	111.25	1.52	10.810
TF-1100	47.24	57.91	10.67	1.620
Includes	50.29	56.34	6.10	2.621
And	64.01	70.10	6.09	1.430
Includes	64.01	68.58	4.57	1.839
TF-1107	62.48	70.10	7.62	0.571
Include	62.48	65.53	3.05	1.274
And	102.11	103.63	1.52	2.724
TF-1109	94.49	103.63	9.14	0.859
Includes	100.58	103.63	3.05	2.362
TF-1114	80.77	86.87	6.10	1.613
Includes	80.77	82.30	1.53	5.556
TF-1116	160.02	176.78	16.76	1.832
Includes	160.02	164.59	4.57	1.571
Includes	169.16	170.69	1.52	14.250
TF-1117	143.26	150.88	7.62	1.516
Includes	146.30	149.35	3.05	3.449
TF-1119	33.53	39.62	6.09	0.941
Includes	33.53	36.58	1.53	1.499
And	83.82	89.92	6.10	2.283
Includes	85.34	86.87	1.52	7.777
TF-1122	73.15	79.25	6.10	1.503
Includes	76.20	77.72	1.52	5.212
And	100.58	109.73	9.15	0.771
Includes	100.58	102.11	1.53	3.020
Includes	106.68	108.20	1.52	1.125
TF-1127	74.68	82.30	9.14	1.412
Includes	77.72	80.77	3.05	3.075
TF-1129	45.72	48.77	3.05	1.143

Drill Hole Number	From (m)	To (m)	True Width (m)	Au (g/t)
And	96.01	100.58	4.57	4.541
Includes	96.01	97.54	1.53	10.985
TF-1152	15.24	24.38	9.14	4.368
Includes	21.34	24.38	3.04	12.760
TF-1158	47.24	53.34	6.10	1.829
Includes	48.77	53.34	4.57	2.176
TF-1159	100.58	108.20	7.62	1.035
Includes	105.16	106.68	1.52	3.269
TF-1162	138.68	147.83	9.15	0.938
Includes	140.21	141.73	1.52	2.713
Includes	144.78	146.30	1.52	1.200
And	155.45	163.07	7.62	1.430
Includes	156.97	158.50	1.53	6.052
TF-1168	0.00	6.10	6.10	1.649
Includes	4.57	6.10	1.53	4.818
And	18.29	25.91	7.62	1.492
Includes	21.34	24.38	3.04	2.940
And	103.63	108.20	4.57	8.308
Includes	103.63	105.16	1.53	24.633
And	138.68	150.88	14.20	0.470
Includes	140.21	141.73	1.52	0.928
Includes	149.35	150.88	1.53	1.165
TF-1170	24.38	33.53	9.15	1.631
Includes	25.91	28.96	3.05	3.907
TF-1186	35.05	38.10	3.05	4.372
Includes	35.05	36.58	1.53	8.501
TF-1188	13.72	18.29	4.57	0.913
Includes	15.24	16.76	1.52	2.466
TF-1196	4.57	13.72	9.15	0.695
Includes	7.62	9.14	1.52	2.696
And	103.63	108.20	4.57	3.253
Includes	103.63	105.16	1.53	8.547
And	135.64	143.26	7.62	0.682
Includes	135.64	138.68	3.04	1.199
TF-1204	112.78	118.87	6.09	1.175
Includes	117.35	118.87	1.52	2.991
TF-1207	73.15	79.25	6.10	1.381
Includes	77.72	79.25	1.53	4.836
TF-1209	9.14	13.72	4.58	1.159
And	120.40	126.49	6.09	1.008
TF-1210	36.58	41.15	4.57	1.184
TF-1216	128.02	132.59	4.57	2.935
Includes	128.02	129.54	1.52	8.285
And	149.35	152.40	3.04	0.877
TF-1220	128.02	149.35	21.33	1.063
Includes	141.73	144.78	3.05	3.669
TF-1222	126.49	141.73	15.24	0.477
Includes	126.49	128.02	1.52	1.223
Includes	134.11	135.64	1.53	1.338

Drill Hole Number	From (m)	To (m)	True Width (m)	Au (g/t)
TF-1234	36.58	42.67	6.09	3.410
And	62.48	68.58	6.10	1.082
And	74.68	97.54	22.86	0.586
Includes	79.25	83.20	3.95	1.442
TF-1236	47.24	53.34	6.10	1.253
Includes	48.77	51.82	3.05	2.338
TF-1240	50.29	62.48	12.19	2.001
Includes	57.91	60.96	3.05	8.294
And	82.30	85.35	3.05	3.117
And	88.39	94.49	6.10	0.449
Include	89.92	91.44	1.52	1.296
And	105.16	112.78	7.62	1.398
Includes	111.25	112.78	1.53	4.836
TF-1251	83.82	88.39	4.57	1.537
Includes	85.34	86.87	1.53	4.148
TF-1254	30.48	45.72	15.24	0.726
Includes	30.48	32.00	1.52	2.653
Includes	44.20	45.72	1.52	1.174
And	100.58	114.30	13.72	0.710
Includes	109.73	112.78	3.05	2.932
And	137.16	140.21	3.05	0.973
Includes	138.68	140.21	1.53	1.828
TF-1259	54.86	65.53	10.67	1.150
Includes	57.91	60.96	3.05	2.667
TF-1270	3.05	6.10	3.05	5.693
And	18.29	19.81	1.52	3.305
And	59.44	62.48	3.04	0.620
And	68.58	77.72	9.14	0.521
Includes	73.15	76.2	3.05	1.194
And	132.59	134.11	1.52	0.237
TF-1278	21.34	48.77	27.43	1.401
Includes	21.34	24.38	3.04	2.958
Includes	28.96	39.62	10.66	1.909
And	57.91	70.10	12.19	1.637
Includes	60.96	67.06	6.10	2.773
And	83.82	88.39	4.57	0.446
Includes	83.82	85.34	1.52	1.101
And	102.11	103.63	1.52	0.266
And	106.68	108.2	1.52	0.214
And	124.97	146.3	21.33	0.393
Includes	128.02	129.54	1.52	1.218
TF-1279	0.00	18.29	18.29	0.536
Includes	6.10	10.67	4.57	1.036
And	24.38	27.43	3.05	0.233
And	33.53	36.58	3.05	0.296
And	51.82	56.39	4.57	1.899
Includes	51.82	54.86	3.04	2.775
And	60.96	64.01	3.05	1.084
Includes	60.96	62.48	1.52	1.777
And	68.58	76.20	7.62	0.565
Includes	71.63	73.15	1.52	2.140
And	80.77	83.82	3.05	0.214

Drill Hole Number	From (m)	To (m)	True Width (m)	Au (g/t)
And	89.92	96.01	6.09	2.48
Includes	89.92	94.49	4.57	3.259
And	111.25	115.82	4.57	2.336
TF-1280	15.24	30.48	15.24	1.431
Includes	25.91	27.43	1.52	9.798
And	33.53	42.67	9.14	0.762
Includes	33.53	36.58	3.05	1.799
And	56.39	68.58	12.19	0.647
Includes	56.39	57.91	1.52	1.683
And	73.15	76.20	3.05	0.226
And	88.39	92.96	4.57	11.932
Includes	88.39	91.44	3.05	17.57
Includes	89.92	91.44	1.52	25.674
And	106.68	141.73	35.05	1.807
Includes	109.73	118.87	9.14	4.456
TF-1282	0.00	9.14	9.14	1.982
Includes	6.10	9.14	3.04	3.659
And	24.38	35.05	10.67	1.778
Includes	32.00	33.53	1.52	9.013
And	77.72	79.25	1.52	0.356
And	129.54	140.21	10.67	0.343
Includes	132.59	134.11	1.52	1.039

Core Drilling

Drill Hole Number	From (m)	To (m)	True Width (m)	Au (g/t)
TFD-71	68.00	99.50	31.50	1.570
Includes	68.00	93.50	25.50	1.908
Includes	80.00	83.00	3.00	4.740
Includes	90.50	93.00	3.00	4.696
And	138.50	146.00	7.50	0.602
TFD-72	36.00	39.00	3.00	0.942
And	49.50	54.00	4.50	1.483
Includes	51.00	54.00	3.00	2.038
And	181.50	184.50	3.00	0.949
TFD-75	96.00	100.50	4.50	3.136
Include	97.50	99.00	1.50	3.136
And	115.50	118.50	3.00	8.868
Includes	117.00	118.50	1.50	16.969
And	175.50	181.50	6.00	0.722
Includes	178.50	180.00	1.50	2.260
And	205.50	208.50	3.00	2.369
TFD-81	48.00	60.00	12.00	1.813
Includes	55.50	60.00	4.50	3.331
TFD-83	139.50	144.00	4.50	1.841
Includes	139.50	141.00	1.50	4.672
TFD-85	150.00	159.00	9.00	2.176
Includes	153.00	154.50	1.50	10.268
TFD-89	51.00	58.50	4.50	0.880
And	150.00	153.00	3.00	1.696

Drill Hole Number	From (m)	To (m)	True Width (m)	Au (g/t)
And	177.00	186.00	9.00	0.437
Includes	177.00	178.50	1.50	1.795
And	216.00	220.50	4.50	2.118
TFD-90	120.00	145.50	25.50	0.424
Includes	120.00	123.00	3.00	1.179
And	240.00	268.50	28.50	1.058
Includes	240.00	246.00	6.00	1.470
Includes	253.50	256.50	3.00	2.674
Includes	264.00	265.50	1.50	2.889
And	289.50	292.50	3.00	5.537
And	315.00	336.00	21.00	0.571
Includes	315.00	316.50	1.50	2.603
Includes	321.00	322.50	1.50	1.308
And	367.50	399.00	31.50	0.721
Includes	373.50	375.00	1.50	1.998
Includes	385.50	387.00	1.50	1.264
Includes	388.50	393.00	4.50	2.219
And	462.00	469.50	7.50	0.450
Includes	468.00	469.50	1.50	1.465

The size of the gold mineralization zone, its presence within large shear zones and the continuous nature of the gold within these zones form the basis of management’s expectation that the ongoing drill program could lead to a significant increase in the mineral resource at San Francisco and could potentially also lead to the discovery of additional satellite deposits within the existing land package.

The samples collected during the drilling were prepared by The Company and assayed by Inspectorate Lab using fire assay and AA finish Gold values above 10 g/t Au are re-assayed and checked by fire assay and gravimetric finish. Strict sampling and QA-QC protocol were followed to ensure the best practices in sampling and analysis of the drill samples. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples.